Exhibit 99.4

LETTER TO CLIENTS
To Tender Common Shares
of
IPC HOLDINGS, LTD.
for
1.2037 Voting Common Shares of Validus Holdings, Ltd.
by
VALIDUS HOLDINGS, LTD.

THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME (6:00 P.M. ATLANTIC TIME), ON FRIDAY, JUNE 26, 2009, UNLESS EXTENDED. SHARES TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION TIME OF THE OFFER (AS DEFINED BELOW), BUT NOT DURING ANY SUBSEQUENT OFFERING PERIOD.

May 13, 2009

To Our Clients:

Enclosed for your consideration are a Prospectus/Offer to Exchange, dated May 13, 2009, and a related Letter of Transmittal (which together, as amended, supplemented or modified from time to time, constitute the “Offer”) in connection with the offer by Validus Holdings, Ltd., a Bermuda exempted company (“Validus”), in connection with Validus’ offer to exchange each issued and outstanding common share, par value $0.01 per share (the “IPC common shares”), of IPC Holdings, Ltd. (“IPC”), a Bermuda exempted company, for 1.2037 voting common shares, par value $0.175 per share, of Validus (the “Validus common shares”), and cash in lieu of any fractional Validus common shares, upon the terms and subject to the conditions of the Offer.

We (or our nominees) are the holder of record of IPC common shares held by us for your account. A tender of such shares can be made only by us as the holder of record and pursuant to your instructions. The enclosed Letter of Transmittal is furnished to you for your information only and cannot be used by you to tender IPC common shares held by us for your account.

Accordingly, we request instructions as to whether you wish us to tender on your behalf the IPC common shares held by us for your account, pursuant to the terms and conditions set forth in the Offer:

Your attention is directed to the following:

1. The consideration for each IPC common share is 1.2037 Validus common shares, plus cash in lieu of any fractional Validus common shares, as described in the Prospectus/Offer to Exchange.

2. The Offer is being made for all issued and outstanding IPC common shares.

3. The Offer and the withdrawal rights expire at 5:00 p.m., New York City time (6:00 P.M. Atlantic time), on Friday, June 26, 2009, unless extended as described in the Prospectus/Offer to Exchange (as extended, the “expiration time of the Offer”). IPC common shares tendered pursuant to the Offer may be withdrawn at any time before the expiration time of the Offer, but not during any subsequent offering period.

4. The Offer is subject to several conditions set forth in the section of the Prospectus/Offer to Exchange entitled “The Exchange Offer — Conditions of the Exchange Offer,” which we urge you to review in detail. These conditions include, among other things, the following:

•	IPC shareholders shall have validly tendered and not withdrawn prior to the expiration time of the Offer at least that number of IPC common shares that shall constitute 90% of the then-outstanding number of IPC common shares on a fully-diluted basis (excluding any IPC common shares beneficially owned by Validus, its subsidiaries or IPC).

•	The Agreement and Plan of Amalgamation, dated as of March 1, 2009, as amended by Amendment No. 1 to the Agreement and Plan of Amalgamation, dated as of March 5, 2009, among Max Capital Group Ltd. (“Max”), IPC, and IPC Limited (the “Max amalgamation agreement”) shall have been validly terminated on terms reasonably satisfactory to Validus, and Validus shall reasonably believe that IPC could not have any liability, and Max shall not have asserted any claim of liability or breach against IPC in connection with the Max amalgamation agreement other than with respect to the possible payment of the $50 million termination fee thereunder.

•	The registration statement of which the Prospectus/Offer to Exchange is a part shall have become effective under the Securities Act of 1933, no stop order suspending the effectiveness of the registration statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Securities and Exchange Commission and Validus shall have received all necessary state securities law or “blue sky” authorizations.

•	The shareholders of Validus shall have approved the issuance of the Validus common shares pursuant to the Offer and the second-step acquisition as required under the rules of the New York Stock Exchange (the “NYSE”).

•	The Validus common shares to be issued to IPC shareholders in exchange for IPC common shares in the Offer and the second-step acquisition shall have been authorized for listing on the NYSE, subject to official notice of issuance.

•	There shall be no threatened or pending litigation, suit, claim, action, proceeding or investigation before any governmental authority that, in the judgment of Validus, is reasonably likely to, directly or indirectly, restrain or prohibit (or which alleges a violation of law in connection with) the Offer or is reasonably likely to prohibit or limit the full rights of ownership of IPC common shares by Validus or any of its affiliates.

•	Since December 31, 2008, there shall not have been any change, state of facts, circumstance or event that has had, or would reasonably be expected to have, a material adverse effect on the financial condition, properties, assets, liabilities, obligations (whether accrued, absolute, contingent or otherwise), businesses or results of operations of IPC and its subsidiaries, taken as a whole. A more than 50% decline in IPC’s book value or a 20% or more decline in IPC’s book value relative to Validus’ book value shall be deemed to have had a material adverse effect on IPC.

•	Each of IPC and its subsidiaries shall have carried on their respective businesses in the ordinary course consistent with past practice at all times on or after the date of the Prospectus/Offer to Exchange and prior to the expiration time of the Offer.

•	All amendments or waivers under Validus’ credit facilities as determined by Validus to be necessary to consummate the Offer, the second-step acquisition and the other transactions contemplated by the Prospectus/Offer to Exchange shall be in full force and effect.

The Offer is subject to additional conditions referred to in the section of the Prospectus/Offer to Exchange entitled “The Exchange Offer — Conditions of the Exchange Offer,” including that IPC shareholders shall not have approved the Max amalgamation agreement and that there shall have been no business combination consummated between IPC and Max. The Offer is not conditioned on the receipt of regulatory approvals or the elimination of the Max termination fee.

5. Any share transfer taxes applicable to the transfer of IPC common shares to Validus pursuant to the Offer will be paid by Validus, except as otherwise provided in the Prospectus/Offer to Exchange and the related Letter of Transmittal.

We urge you to read the enclosed Prospectus/Offer to Exchange and Letter of Transmittal regarding the Offer carefully before instructing us to tender your IPC common shares.

The Offer is being made solely pursuant to the Prospectus/Offer to Exchange and the accompanying Letter of Transmittal, and any amendments or supplements thereto, and is being made to all holders of IPC common shares. Validus is not aware of any jurisdiction where the making of the Offer or the tender of IPC common shares in connection therewith would not be in compliance with the laws of such jurisdiction. If Validus becomes aware of any jurisdiction in which the making of the Offer or the tender of IPC common shares in connection therewith would not be in compliance with applicable law, Validus will make a good faith effort to comply with such law. If, after such good faith effort, Validus cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of IPC common shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on our behalf by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

If you wish to tender any or all of the IPC common shares held by us for your account, please so instruct us by completing, executing, detaching and returning to us the instruction form set forth on the back page of this letter. You should also complete, sign and return a Substitute Form W-9 to us. If you authorize the tender of your IPC common shares, all such shares will be tendered unless otherwise specified on the back page of this letter. An envelope to return your instructions to us is enclosed. YOUR INSTRUCTIONS AND THE SUBSTITUTE FORM W-9 SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF PRIOR TO THE EXPIRATION TIME OF THE OFFER.

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